The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      November 15, 2007


       Pricing Supplement to the Prospectus dated January 5, 2007 and the
                  Prospectus Supplement dated February 28, 2007

     [RBC LOGO]                  US$
                                 Royal Bank of Canada
                                 Direct Investment Notes due December 9, 2008
                                 Linked to the Performance of RBC Dain
                                 Rauscher'sGuided Portfolio: Dividend Growth

Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series C

Issue Date:                   November 30, 2007

Pricing Date:                 November 26, 2007 (the "Pricing Date")

Maturity Date.                December 9, 2008

Basket: The Notes are linked to the value of an equally-weighted basket (the "Basket") of the common stocks of twenty companies (the "Underlying Stocks" and each, an "Underlying Stock") which, as of November 15, 2007, comprised RBC Dain Rauscher's Guided Portfolio: Dividend Growth (the "Portfolio"). Each Underlying Stock has a weighting of 5%. The initial value of the Basket will be calculated based on the closing prices of the Underlying Stocks on the Pricing Date. The names of the Underlying Stocks (which will not change even though the composition of the Portfolio may change from time to time) can be found on page P-10.

Coupon: We will not pay you interest during the term of the Notes.

Denomination:                 US$1,000 and integral multiples of US$1,000
                              thereafter (except that non-U.S. investors may be subject to higher minimums).

Payment at Maturity:          At maturity, the investor will receive an amount
                              equal to: 97.25% x Principal Amount x (Basket
                              Change + Basket Dividend Yield)

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes.

Basket Change:                The Basket Change is the equal-weighted return of
                              the Underlying Stocks. It is equal to the average of the Percentage Changes of the Underlying
                              Stocks, which is calculated by adding together the Percentage Change for each Underlying Stock and then dividing that aggregate amount by the number of Underlying Stocks in the basket.

Percentage Change:            For an Underlying Stock, at maturity, the
                              Percentage Change is calculated using the following formula:

                                                 Final Price
                                               (-------------)
                                                Initial Price

                              Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.

Basket Dividend Yield:        The Basket Dividend Yield is equal to the sum of
                              the Dividend Yields for each of the Underlying
                              Stocks, divided by the number of Underlying Stocks in the Basket.

Dividend Yield:               Dividend Yield means, for any Underlying Stock,
                              100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date and expressed as a percentage of the Initial Stock
                              Price for that Underlying Stock. The Calculation
                              Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks or in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Valuation Date:               December 3, 2008 (the "Valuation Date").

Initial Stock Prices:         The closing prices of the Underlying Stocks on the
                              Pricing Date. The calculation agent will adjust the Initial Stock Prices, in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.

Final Stock Prices:           The closing prices of the Underlying Stocks on the
                              Valuation Date.

Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008EE52

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            The Bank of New York.

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  "Listing" on the cover page of this pricing
                              supplement and the terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-6 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.


                                                                     Proceeds to
                Price to Public         Agent's Commission            Royal Bank
                ---------------         ------------------            ----------
Per Note               %                         %                        %
Total                  $                         $                        $

                         RBC Capital Markets Corporation

                    Pricing Supplement dated November , 2007

                                                 TABLE OF CONTENTS

Pricing Supplement
Summary..................................................................................................    P-1
Risk Factors.............................................................................................    P-6
Summary Information Regarding the Basket and the Underlying Stocks.......................................   P-10
Specific Terms of the Notes..............................................................................   P-18
Use of Proceeds and Hedging..............................................................................   P-28
Supplemental Tax Considerations..........................................................................   P-29
Supplemental Plan of Distribution........................................................................   P-31

Prospectus Supplement
About This Prospectus Supplement.........................................................................     S-1
Risk Factors.............................................................................................     S-1
Use of Proceeds..........................................................................................     S-4
Description of the Notes We May Offer....................................................................     S-5
Certain Income Tax Consequences..........................................................................    S-24
Supplemental Plan of Distribution........................................................................    S-25
Documents Filed As Part of the Registration Statement....................................................    S-30

Prospectus
Documents Incorporated by Reference......................................................................       2
Where You Can Find More Information......................................................................       3
Further Information......................................................................................       3
About This Prospectus....................................................................................       4
Presentation of Financial Information....................................................................       5
Caution Regarding Forward-Looking Information............................................................       5
Royal Bank of Canada.....................................................................................       6
Risk Factors.............................................................................................       6
Use of Proceeds..........................................................................................       6
Consolidated Ratios of Earnings to Fixed Charges.........................................................       7
Consolidated Capitalization and Indebtedness.............................................................       8
Description of Debt Securities...........................................................................       9
Tax Consequences.........................................................................................      26
Plan of Distribution.....................................................................................      38
Benefit Plan Investor Considerations.....................................................................      40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others......................      41
Validity of Securities...................................................................................      41
Experts..................................................................................................      41
Supplemental Financial Statement Schedule................................................................      42
Other Expenses of Issuance and Distribution..............................................................      45

                                     SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a return at maturity linked to the performance of a basket of twenty stocks. The notes are being offered at par and you will receive 100% of the principal amount invested ("Principal Amount") on the Notes at maturity only if the Basket Dividend Yield plus any adjustment to the Principal Amount from an increase in the value of the Basket exceeds 2.75%, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes. If the value of the Basket depreciates, you may lose a substantial amount of your principal amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

o. Growth Potential--The Notes provide the opportunity for participation in potential increases in the performance of the Basket. You will receive 100% of any such gains at maturity.

o Investment Limited to a Basket of Stocks Comprising RBC Dain Rauscher's Guided Portfolio: Dividend Growth --The Notes are linked to the performance of the following Underlying Stocks, which, as of November 15, 2007, comprised RBC Dain Rauscher's Guided Portfolio: Dividend Growth. The Underlying Stocks in the Basket will not change even though the composition of the Portfolio may change from time to time prior to maturity.

     Underlying Stock                    Industry Group                Exchange
     ---------------------------------------------------------------------------
     VF Corp. (VFC)                      Apparel Manufacturers         NYSE

     Altria Group Inc. (MO)              Tobacco                       NYSE

     Procter & Gamble Co. (PG)           Cosmetics & Toiletries        NYSE

     BP p.l.c. -ADR (BP)                 Oil Comp-Integrated           NYSE

     Chevron Corp. (CVX)                 Oil Comp-Integrated           NYSE

     Allstate Corp. (ALL)                Multi-line Insurance          NYSE

     Bank of America Corp. (BAC)         Super-Regional Bank-U.S.      NYSE

     AGL Resources Inc. (ATG)            Gas-Distribution              NYSE

     U.S. Bancorp (USB)                  Super-Regional Bank-U.S.      NYSE

     Johnson & Johnson (JNJ)             Medical Products              NYSE

     Eli Lilly & Co. (LLY)               Medical Drugs                 NYSE

     Pfizer Inc. (PFE)                   Medical Drugs                 NYSE

     3M Co. (MMM)                        Diversified Manufacturing Op  NYSE

     General Electric Co. (GE)           Diversified Manufacturing Op  NYSE

     Dow Chemical (DOW)                  Chemicals- Diversified        NYSE

     AT&T Inc. (T)                       Telephone - Integrated        NYSE

     Verizon Comm. Inc. (VZ)             Telephone - Integrated        NYSE

     Dominion Resources Inc. (D)         Electric - Integrated         NYSE

     Duke Energy Corp. (DUK)             Electric - Integrated         NYSE

     NSTAR (NST)                         Electric - Integrated         NYSE

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Market Risk--The extent to which the return on the Notes is positive or negative is linked to the performance of the Basket and will depend on whether, and the extent to which, the percentage change is positive or negative.

     o Principal at Risk--You may lose a substantial amount of your principal amount invested at maturity, if the value of the Basket depreciates. In addition, since the principal amount includes commissions paid by and profits earned by Royal Bank, you may not receive an amount greater than the amount invested even if the Basket appreciates prior to maturity, if such appreciation is not equal to such commissions plus profits. Furthermore, the Basket is composed of twenty Underlying Stocks whose prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

     o No Interest Payments--You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

     o You seek an investment with a return linked to the performance of the Underlying Stocks.

     o    You are willing to hold the Notes to maturity.

     o    You do not seek current income from this investment.

     o You believe the value of the Basket will increase during the term of the Notes.

The Notes may not be a suitable investment for you if:

     o    You seek current income from this investment.

     o    You are unwilling to risk any loss of principal.

     o You believe the value of the Basket will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of owning the Notes are uncertain. The Notes should be treated as pre-paid cash-settled forward contracts linked to the value of the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, alternative characterizations are possible.

     For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-26.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-27.

Sample Calculations of the Payment at Maturity

     The examples set out below are included for illustration purposes only. The prices and dividend yields of the Underlying Stocks are not estimates or forecasts of the initial stock prices and final stock prices or dividend yields of the Underlying Stocks on which the calculation of the Percentage Change and payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example 1-- Calculation of the Payment at Maturity where Basket Change is positive.

     It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                Initial       Final
                                 Stock        Stock     Percentage    Dividend
Underlying Stock                 Price        Price       Change       Yield
--------------------------------------------------------------------------------

VF Corp. (VFC)                   $82.82       $78.68      20.00%       2.80%

Altria Group Inc. (MO)           $72.85       $69.94      12.00%       4.10%

Procter & Gamble Co. (PG)        $71.57       $64.41     -10.00%       2.00%

BP p.l.c. -ADR (BP)              $73.65       $44.19      14.00%       3.50%

Chevron Corp. (CVX)              $86.83       $85.09      16.00%       2.60%

Allstate Corp. (ALL)             $54.66       $57.39      44.00%       2.80%

Bank of America Corp. (BAC)      $46.27       $44.42      28.00%       5.60%

AGL Resources Inc. (ATG)         $37.34       $35.47      -5.00%       4.50%

U.S. Bancorp (USB)               $32.44       $31.79      40.00%       5.00%

Johnson & Johnson (JNJ)          $67.31       $96.93      44.00%       2.50%

Lilly (Eli) & Co. (LLY)          $52.64       $64.22      22.00%       3.20%

Pfizer Inc. (PFE)                $23.55       $14.13      48.00%       4.90%

3M Co. (MMM)                     $81.23       $56.86      35.00%       2.40%

General Electric Co. (GE)        $39.21       $38.43      -2.00%       2.80%

Dow Chemical (DOW)               $41.26       $35.07     -15.00%       4.00%

AT&T Inc. (T)                    $39.85       $31.88      44.00%       3.60%

Verizon Comm. Inc. (VZ)          $43.58       $28.33      22.00%       3.90%

Dominion Resources Inc. (D)      $90.97       $97.34      14.00%       3.50%

Duke Energy Corp. (DUK)          $19.62       $18.64      -5.00%       4.50%

NSTAR (NST)                      $34.95       $35.65      10.00%       3.70%
                                                        ========================
                                                          376.00%      71.90%

                                 1
                Basket Change = -- x 376.0000%
                                20

                              = 18.8000%

                                 1
        Basket Dividend Yield = -- x 71.9000%
                                20

                              = 3.6000%

          Payment at Maturity = [97.25%] x $10,000 x (1 + Basket Change + Basket
                                Dividend Yield)
                              = $9,725 x (1 + 18.8000% + 3.6000%)
                              = $11,903.40

     $11,903.40 Returned at maturity, resulting in a 19.03% return on the Note.

Example 2--    Calculation of the Payment at Maturity where Basket Change is negative.

     It is assumed that the initial stock price, the final stock price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:


                                 Initial       Final
                                  Stock        Stock     Percentage   Dividend
Underlying Stock                  Price        Price       Change       Yield
--------------------------------------------------------------------------------
VF Corp. (VFC)                   $82.82        $69.35     -5.0000%      2.80%

Altria Group Inc. (MO)           $72.85        $72.96     -4.0000%      4.10%

Procter & Gamble Co. (PG)        $71.57        $55.80    -10.0000%      2.00%

BP p.l.c. -ADR (BP)              $73.65        $39.00    -40.0000%      3.50%

Chevron Corp. (CVX)              $86.83        $62.72     -2.0000%      2.60%

Allstate Corp. (ALL)             $54.66        $66.15      5.0000%      2.80%

Bank of America Corp. (BAC)      $46.27        $50.88     -4.0000%      5.60%

AGL Resources Inc. (ATG)         $37.34        $35.47     -5.0000%      4.50%

U.S. Bancorp (USB)               $32.44        $32.34     -2.0000%      5.00%

Johnson & Johnson (JNJ)          $67.31        $93.93     44.0000%      2.50%

Lilly (Eli) & Co. (LLY)          $52.64        $68.32     22.0000%      3.20%

Pfizer Inc. (PFE)                $23.55        $16.80    -40.0000%      4.90%

3M Co. (MMM)                     $81.23        $51.10    -30.0000%      2.40%

General Electric Co. (GE)        $39.21        $34.30     -2.0000%      2.80%

Dow Chemical (DOW)               $41.26        $32.30    -15.0000%      4.00%

AT&T Inc. (T)                    $39.85        $25.60    -20.0000%      3.60%

Verizon Comm. Inc. (VZ)          $43.58        $24.05    -35.0000%      3.90%

Dominion Resources Inc. (D)      $90.97        $81.32      7.0000%      3.50%

Duke Energy Corp. (DUK)          $19.62        $28.50     -5.0000%      4.50%

NSTAR (NST)                      $34.95        $34.68     2.0000%       3.70%
                                                        ========================
                                                        -139.0000%     71.90%

                                 1
                Basket Change = -- x -139.0000%
                                20

                              = -6.9500%

                                 1
        Basket Dividend Yield = -- x 71.9000%
                                20

                              = 3.6000%

          Payment at Maturity = 97.25% x $10,000 x (1 + Percentage Change +
                                Basket Dividend Yield)

                              = $9,725 x (1 + (-6.9500%) + 3.6000%)

                              = $9,399.21

     $9,399.21 returned at maturity, resulting in a -6.01% return on the Note.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to investing directly in the Underlying Stocks. See "Summary Information Regarding the Basket and the Underlying Stocks" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

A Substantial Part of Your Investment is at Risk.

     You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks plus the Basket Dividend Yield has not increased by more than 2.75% of the principal amount, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

     The Notes are linked to twenty Underlying Stocks which, as of November 15, 2007, comprised RBC Dain Rauscher's Guided Portfolio: Divided Growth:

          Underlying Stock                                 Ticker
          --------------------------------------------------------------
          VF Corp.                                         VFC

          Altria Group Inc.                                MO

          Procter & Gamble Co.                             PG

          BP p.l.c. -ADR                                   BP

          Chevron Corp.                                    CVX

          Allstate Corp.                                   ALL

          Bank of America Corp.                            BAC

          AGL Resources Inc.                               ATG

          U.S. Bancorp                                     USB

          Johnson & Johnson                                JNJ

          Eli Lilly & Co.                                  LLY

          Pfizer Inc.                                      PFE

          3M Co.                                           MMM

          General Electric Co.                             GE

          Dow Chemical                                     DOW

          AT&T Inc.                                        T

          Verizon Comm. Inc.                               VZ

          Dominion Resources Inc.                          D

          Duke Energy Corp.                                DUK

          NSTAR                                            NST

     The Underlying Stocks will not change even though the composition of the Portfolio may change from time to time. The Underlying Stocks are listed on the New York Stock Exchange. Each of the Underlying Stocks is given equal weight in calculating the Percentage Change. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a loss of principal amount at maturity.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the NASDAQ Global Market or any electronic communications network. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the Notes, although they are not required to do so. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Changes that Affect the Underlying Stocks will Affect the Market Value of the Notes and the Amount you will Receive at Maturity.

     Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stocks and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent--which initially will be The Bank of New York--may adjust the initial stock price. See "Specific Terms of the Notes--Anti-Dilution Adjustments" beginning on page P-18. If the final stock price is not available because of a market disruption event or for any other reason, the calculation agent will determine the final stock price or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket appreciates or depreciates. If you choose to sell your Notes when the value of the Basket exceeds the value of the Basket on the Pricing Date, you may receive less than the amount that would be payable at maturity based on this level. We believe that other factors that may influence the value of the Notes include:

     o    the market prices of the Underlying Stocks;

     o    the dividend rate paid on Underlying Stocks;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market; and

     o economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally.

Historical Performance of the Underlying Stocks Should Not Be Taken as an Indication of the Future Performance of the Underlying Stocks During the Term of the Notes.

     The trading prices of the Underlying Stocks will principally determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall. The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Stocks, or in Options or Other Derivative Products Limited to One or More of the Underlying Stocks or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-25, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Underlying Stocks and derivative instruments linked to the Underlying Stocks and we may adjust these hedges by, among other things, purchasing or selling Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns form these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in Underlying Stocks and other improvements relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Underlying Stocks or Have Shareholder Rights in the Underlying Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks (other than the Basket Dividend Yield which is reflected in the Payment at Maturity). As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have. In addition, you will have no right to receive shares of any of the Underlying Stocks in exchange for your Notes on the Maturity Date.

The Calculation Agent Can Postpone the Calculation of the Final Stock Price for a Particular Underlying Stock on the Maturity Date if a Market Disruption Event Occurs on the Valuation Date.

     The determination of the final stock price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Valuation Date for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the final stock price for the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes--Consequences of Market Disruption Events" beginning on page P-17.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Calculation Agent will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

       SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS

     The following is a description of the Basket of Underlying Stocks. We have obtained all information regarding the Basket contained in this pricing supplement from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Underlying Stocks.

The Underlying Stocks

     The twenty stocks included in the Basket, (which will not change even though the composition of the Portfolio may change from time to time), each with a weighting of 5%, and each of which is listed on the New York Stock Exchange, are listed in the table below, together with each stock's industry group as determined by Bloomberg L.P., its ticker symbol, its approximate market capitalization and its closing price on November 13, 2007.

                                                                            Market         Closing Price
                                                                        Capitalization     (November 13,
Underlying Stock              Industry Group                   Ticker       (in mm)            2007)
----------------------------------------------------------------------------------------------------------
VF Corp.                      Apparel Manufacturers             VFC          9141.5           $82.82

Altria Group Inc.             Tobacco                            MO         153213.7          $72.85

Procter & Gamble Co.          Cosmetics & Toiletries             PG         221587.4          $71.57

BP p.l.c. -ADR                Oil Comp-Integrated                BP         235248.4          $73.65

Chevron Corp.                 Oil Comp-Integrated               CVX         185110.1          $86.83

Allstate Corp.                Multi-line Insurance              ALL         31201.07          $54.66

Bank of America Corp.         Super-Regional Bank-U.S.          BAC        2041118.3          $46.27

AGL Resources Inc.            Gas Distribution                  ATG         2808.84           $37.34

U.S. Bancorp                  Super-Regional Bank-U.S.          USB         56444.59          $32.44

Johnson & Johnson             Medical Products                  JNJ         191422.4          $67.31

Eli Lilly & Co.               Medical Drugs                     LLY         60175.29          $52.64

Pfizer Inc.                   Medical Drugs                     PFE          161723           $23.55

3M Co.                        Diversified Manufacturing Op      MMM         57778.68          $81.23

General Electric Co.          Diversified Manufacturing Op       GE         4000408           $39.21

Dow Chemical                  Chemicals- Diversified            DOW         38691.97          $41.26

AT&T Inc.                     Telephone - Integrated             T          241438.1          $39.85

Verizon Comm. Inc.            Telephone - Integrated             VZ         126018.3          $43.58

Dominion Resources Inc.       Electric - Integrated              D          26191.52          $90.97

Duke Energy Corp.             Electric - Integrated             DUK         24400.74          $19.62

NSTAR                         Electric - Integrated             NST           3730            $34.95

Historical Performance of the Basket

     The total performance of the Basket, which includes both price return and dividend income, over a one-year period commencing on November 15, 2006 and ending on November 15, 2007 is shown below. During this period, the Basket realized a total return of 4.62%, dividend income included. Assuming that the value of the Basket for the date ending on November 15, 2006 was 100, the value of the Basket on November 15, 2007 would have been 104.62 which would equate to a total return of 4.62%, dividend income included. By comparison, during the same period, the S&P 500 Index realized a total return of approximately 3.91%, dividend income included. The following graphs present the performance of the Basket as well as the S&P 500 Index during this period.

                              Indexed Total Return
                           Nov 15, 2006 - Nov 16, 2007
                          Index: Pcrg-Updated-List.Prt
                                 [CHART OMITTED]


                              Indexed Total Return
                           Nov 15, 2006 - Nov 16, 2007
                      S&P 500 Index (Operating Basis) (SPX)
                                 [CHART OMITTED]


     The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Factset Research Systems and its accuracy cannot be guaranteed.

Information Regarding the Issuers of the Common Stocks and Other Equity Securities Comprising the Basket

     Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

     The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information.

     We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

VF Corp.

     V.F. Corporation (VF) is engaged in manufacturing and marketing of branded apparel and related products. The Company's acquired brands include Nautica, Vans, Reef, Kipling and Napapijri. VF's portfolio of brands and products serves consumers shopping in specialty stores, department stores, national chains and mass merchants. VF's businesses (or coalitions) are organized into four product categories: Jeanswear, Outdoor, Imagewear and Sportswear. The Company derives 26% of its revenues from outside the United States, primarily in Europe, Canada, Latin America and the Far East, with VF products sold in certain geographic areas through its licensees and distributors. In April 2007, VF sold its global intimate apparel business to Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway, Inc. In August 2007, the Company completed the acquisition of Seven For All Mankind, LLC.

     Information filed with the SEC under the Exchange Act by VF Corp. can be located by referencing its SEC file number: 001-05256.

Altria Group Inc.

     Altria Group, Inc. (ALG) is primarily a holding company. The Company, through its wholly owned subsidiaries, Philip Morris USA Inc. (PM USA) and Philip Morris International Inc. (PMI) are engaged in the manufacture and sale of cigarettes and other tobacco products. ALG's 89% owned subsidiary Kraft Foods Inc. (Kraft) is engaged in the manufacture and sale of packaged foods and beverages. Philip Morris Capital Corporation (PMCC), another wholly owned subsidiary, maintains a portfolio of leveraged and direct finance leases. As of December 31, 2006, ALG had a 28.6% economic and voting interest in SABMiller plc (SABMiller), which is engaged in the manufacture and sale of various beer products. The Company operates in five segments: domestic tobacco, international tobacco, North American food, international food and financial services. On March 30, 2007, the Company completed the spin-off of Kraft to ALG's shareholders.

     Information filed with the SEC under the Exchange Act by Altria Group Inc. can be located by referencing its SEC file number: 001-08940.

Procter & Gamble Co.

     The Procter & Gamble Company (P&G) is focused on providing branded consumer goods products. The Company markets its products in more than 180 countries. During the fiscal year ended June 30, 2007 (fiscal 2007), the Company was organized into three global business units: Beauty and Health, Household Care and Gillette GBU. P&G had seven segments under United States Generally Accepted Accounting Principles: Beauty; Health Care; Fabric Care and Home Care; Snacks, Coffee and Pet Care; Baby Care and Family Care; Blades and Razors, and Duracell and Braun. In September 2006, the Company's Sure brand (an antiperspirant and deodorant brand) was acquired by Innovative Brands, LLC. In January 2007, P&G acquired HDS Cosmetics Lab Inc., which manufactures and markets Doctor's Dermatologic Formula (DDF) skin care.

     Information filed with the SEC under the Exchange Act by Proctor & Gamble Co. can be located by referencing its SEC file number: 001-00434.

BP p.l.c.

     BP p.l.c. (BP) is a holding company. The Company operates through three business segments: Exploration and Production, Refining and Marketing and Gas, Power and Renewables. Exploration and Production's activities include oil and natural gas exploration, development and production (upstream activities), together with related pipeline, transportation and processing activities (midstream activities). The activities of Refining and Marketing include oil supply and trading and the manufacture and marketing of petroleum products, including aromatics and acetyls, as well as refining and marketing. Gas, Power and Renewables activities include marketing and trading of gas and power; marketing of liquefied natural gas (LNG); natural gas liquids (NGLs), and low-carbon power generation through its Alternative Energy business. BP has operations in Europe, the United States, Canada, Russia, South America, Australasia, Asia and parts of Africa. In August 2006, it acquired Greenlight Enery, Inc.

     Information filed with the SEC under the Exchange Act by BP p.l.c. can be located by referencing its SEC file number: 001-06262.

Chevron Corp.

     Chevron Corp. (Chevron), manages its investments in subsidiaries and affiliates, and provides administrative, financial, management and technology support to the United States and foreign subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining operations of coal and other minerals, power generation and energy services. Exploration and production (upstream) operations consist of exploring for, developing and producing crude oil and natural gas, and also marketing natural gas. Refining, marketing and transportation (downstream) operations relate to refining crude oil into finished petroleum products; marketing crude oil and the many products derived from petroleum, and transporting crude oil, natural gas and petroleum products by pipeline, marine vessel, motor equipment and rail car. Chemical operations include the manufacture and marketing of commodity petrochemicals, plastics for industrial uses, and fuel and lubricant oil additives.

     Information filed with the SEC under the Exchange Act by Chevron Corp. can be located by referencing its SEC file number: 001-00368.

Allstate Corp.

     The Allstate Corporation serves as the holding company for Allstate Insurance Company. Its business is conducted principally through Allstate Insurance Company, Allstate Life Insurance Company and their affiliates (collectively, including Allstate Corporation, Allstate). Allstate is primarily engaged in the personal property and casualty insurance business and the life insurance, retirement and investment products business. It conducts its business primarily in the United States. Allstate provides insurance products to more than 17 million households through a distribution network that utilizes a total of approximately 14,800 exclusive agencies and exclusive financial specialists in the United States and Canada. Allstate has four business segments: Allstate Protection, Allstate Financial, Discontinued Lines and Coverages, and Corporate and Other.

     Information filed with the SEC under the Exchange Act by Allstate Corp. can be located by referencing its SEC file number: 001-11840.

Bank of America Corp.

     Bank of America Corporation (Bank of America) is a bank holding company. Bank of America provides a range of banking and non-banking financial services and products through three business segments: Global Consumer and Small Business Banking, Global Corporate and Investment Banking, and Global Wealth and

Investment Management. In December 2006, the Company sold its retail and commercial business in Hong Kong and Macau (Asia Commercial Banking business) to China Construction Bank. In October 2006, BentleyForbes, a commercial real estate investment and operations company, acquired Bank of America Plaza in Atlanta from CSC Associates, a partnership of Cousins Properties Incorporated and the Company. In June 2007, the Company acquired the reverse mortgage business of Seattle Mortgage Company, an indirect subsidiary of Seattle Financial Group, Inc. In October 2007, ABN AMRO Holding N.V. completed the sale of its United States subsidiary, LaSalle Bank Corporation, to Bank of America.

     Information filed with the SEC under the Exchange Act by Bank of America Corporation can be located by referencing its SEC file number: 001-06523.

AGL Resources Inc.

     AGL Resources Inc. is an energy services holding Company whose principal business is the distribution of natural gas in six states: Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. It is involved in various related businesses, including retail natural gas marketing to end-use customers primarily in Georgia; natural gas asset management and related logistics activities for its own utilities, as well as for non-affiliated companies; natural gas storage arbitrage and related activities, and the development and operation of high-deliverability underground natural gas storage assets. It also owns and operates a small telecommunications business that constructs and operates conduit and fiber infrastructure within select metropolitan areas. The Company has four segments: distribution operations, retail energy operations, wholesale services and energy investments, and a non-operating corporate segment. In October 2007, it acquired Compass Energy Services, Inc.

     Information filed with the SEC under the Exchange Act by AGL Resources Inc. can be located by referencing its SEC file number: 001-14174.

U.S. Bancorp

     U.S. Bancorp operates as a financial holding company and a bank holding company. It provides a range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and Automated Teller Machine (ATM) processing, mortgage banking, insurance, brokerage and leasing. It's banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries provide a range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. U.S. Bancorp is the parent company of U.S. Bank. The Company's products and services are provided through four major lines of business: Wholesale Banking, Payment Services, Wealth Management and Consumer Banking. In November 2006, it announced an agreement to acquire United Financial Corp.

     Information filed with the SEC under the Exchange Act by U.S. Bancorp can be located by referencing its SEC file number: 001-06880.

Johnson & Johnson

     Johnson & Johnson is engaged in the research and development, manufacture and sale of a range of products in the healthcare field. Johnson & Johnson has more than 250 operating companies. The Company operates in three segments:
Consumer, Pharmaceutical, and Medical Devices and Diagnostics. Sales of the Company's two largest products, RISPERDAL/RISPERDAL CONSTA and PROCRIT/EPREX, accounted for approximately 8% and 6% of Johnson & Johnson's total revenues, respectively, during the year ended December 31, 2006. In May 2006, ETHICON, Inc., a Johnson & Johnson company, acquired Vascular Control Systems, Inc., which is focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications. On December 20, 2006, the Company completed the acquisition of the Consumer Healthcare business of Pfizer Inc. In February 2007, the Company completed the acquisition of Conor Medsystems, Inc.

     Information filed with the SEC under the Exchange Act by Johnson & Johnson can be located by referencing its SEC file number: 001-03215.

Eli Lilly and Company

     Eli Lilly and Company discovers, develops, manufactures and sells products in one business segment, pharmaceutical products. The Company also has an animal health business segment. It manufactures and distributes its products through owned or leased facilities in the United States, Puerto Rico and 25 other countries. Eli Lilly and Company's products are sold in approximately 140 countries. The Company also conducts research to find products to treat diseases in animals and to increase the efficiency of animal food production. Its principal products include Neuroscience products, Endocrine products, Oncology products, Animal health products, Cardiovascular agents, Anti-infectives and other pharmaceutical products. In January 2007, the Company completed the acquisition of ICOS Corporation. In April 2007, the Company completed the acquisition of Hypnion, Inc., a privately held neuroscience drug discovery company focused on sleep disorder research.

     Information filed with the SEC under the Exchange Act by Ely Lilly & Company can be located by referencing its SEC file number: 001-06351.

Pfizer Inc.

     Pfizer Inc. (Pfizer) is a research-based, global pharmaceutical company. The Company discovers, develops, manufactures and markets prescription medicines for humans and animals. It operates in two business segments: Pharmaceutical and Animal Health. Pfizer acquired the worldwide rights to Exubera (inhaled insulation therapy) from sanofi-aventis in February 2006. The Company and sanofi-aventis were previously in a worldwide alliance to co-develop, co-promote and co-manufacture Exubera. The Company also acquired the sanofi-aventis rights to the Exubera insulin production facilities located in Frankfurt, Germany, which were previously jointly owned by the Company and sanofi-aventis. The Company completed the sale of its Consumer Healthcare business to Johnson & Johnson in December 2006. In January 2007, Pfizer Animal Health completed the acquisition of Embrex, Inc., an international agricultural biotechnology company that offers Inovoject vaccine-delivery systems.

     Information filed with the SEC under the Exchange Act by Pfizer Inc. can be located by referencing its SEC file number: 001-03619.

3M Company

     3M Company (3M) is a diversified technology company with a global presence in various businesses, including industrial and transportation, healthcare, display and graphics, consumer and office, safety, security and protection services, and electro and communications. The Company manages its operations in six operating business segments: Industrial and Transportation; Health Care; Display and Graphics; Consumer and Office; Safety, Security and Protection Services, and Electro and Communications. In May 2007, it acquired Innovative Paper Technologies LLC, Powell LLC, E Wood Holdings PLC and substantially all of the assets of Articulos de Papel DMS Chile. In July 2007, 3M acquired Rochford Thompson Equipment Ltd., a manufacturer of optical character recognition passport readers. In October 2007, 3M acquired Abzil Industria e Comercio Ltda., a manufacturer of orthodontic products, and Venture Tape Corp. In November 2007, the Company acquired Standard Abrasives, and Unifam Sp. z o.o.

     Information filed with the SEC under the Exchange Act by 3M Company can be located by referencing its SEC file number: 001-03285.

General Electric Company

     General Electric Company (GE) is a diversified industrial corporation. It is engaged in developing, manufacturing and marketing a variety of products for the generation, transmission, distribution, control and utilization of electricity. During the year ended December 31, 2006, GE completed the sales of its Advanced Materials business by Industrial and GE Life, its United Kingdom-based life insurance business. During 2006, GE acquired IDX Systems

Corporation, ZENON Environmental Inc. and Biacore International AB. On March 15, 2007, GeoEye Inc. acquired M.J. Harden Associates, Inc., from GE. In May 2007, Smiths Group PLC sold its aerospace businesses to GE. In May 2007, STV Partners Corporation, the Japanese unit of GE, acquired a 97.15% interest in SANYO ELECTRIC CREDIT CO., LTD.In October 2007, GE Healthcare, a unit of GE, acquired Dynamic Imaging, LLC. In October 2007, GE completed the acquisition of Sondex plc.

     Information filed with the SEC under the Exchange Act by General Electric Company can be located by referencing its SEC file number: 001-00035.

Dow Chemical Company

     The Dow Chemical Company (Dow) is a diversified chemical company that offers a range of chemical, plastic and agricultural products and services. The Company is engaged in the manufacture and sale of chemicals, plastic materials, agricultural and other specialized products and services. It services customers in more than 175 countries, helping them to provide from fresh water, food and pharmaceuticals to paints, packaging and personal care. The Company has 150 manufacturing sites in 37 countries and produces more than 3,100 products. Dow operates in six segments: Performance Plastics, Performance Chemicals, Agricultural Sciences, Basic Plastics, Basic Chemicals, and Hydrocarbons and Energy. The Company is also engaged in the property and casualty insurance and reinsurance business primarily through its Liana Limited subsidiaries. In July 2007, the Company acquired Bayer AG's Wolff Walbridge cellulosics business.

     Information filed with the SEC under the Exchange Act by Dow Chemical Company can be located by referencing its SEC file number: 001-03433.

AT&T Inc.

     AT&T Inc. (AT&T) is a holding company whose subsidiaries and affiliates operate in the communications services industry both domestically and internationally providing wireline and wireless telecommunications services and equipment, as well as directory advertising and publishing services. The services and products offered by the Company include local exchange services, wireless communications, long-distance services, data/broadband and Internet services, telecommunications equipment, managed networking, wholesale services, directory advertising and publishing. AT&T operates in four segments: wireline, wireless, directory and other. On December 29, 2006, AT&T acquired BellSouth. With the BellSouth acquisition, the Company acquired BellSouth's 40% interest in AT&T Mobility LLC (AT&T Mobility), resulting in 100% ownership of AT&T Mobility. During the year ended December 31, 2006, the Company acquired Comergent Technologies, Nistevo Corporation and USinternetworking, Inc.

     Information filed with the SEC under the Exchange Act by AT&T Inc. can be located by referencing its SEC file number: 001-01105.

Verizon Communications Inc.

     Verizon Communications Inc. provides communications services. Verizon has two segments: Wireline and Domestic Wireless. The Company's Wireline business provides telephone services, including voice, network access and nationwide long-distance services, broadband video and data services, and other communications products and services globally in 150 countries. Its wireline business also owns and operates one of the global Internet Protocol (IP) networks. The Company's domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using domestic wireless networks. During the year ended December 31, 2006, Verizon acquired MCI, Inc.; sold its 100% indirect interest in Verizon Dominicana C. por A., and completed the spin-off of Idearc. In March 2007, Verizon completed the sale of its 52% interest in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) to a subsidiary of America Movil, S.A.B. de C.V.

     Information filed with the SEC under the Exchange Act by Verizon Communications Inc. can be located by referencing its SEC file number:
001-08606.

Dominion Resources Inc.

     Dominion Resources, Inc. (Dominion) is a fully integrated gas and electric holding company. Dominion concentrates its efforts in the energy intensive Northeast, Mid-Atlantic and Midwest regions of the United States. Its subsidiaries are Virginia Electric and Power Company (Virginia Power), Consolidated Natural Gas Company (CNG), Dominion Energy, Inc. (DEI) and Virginia Power Energy Marketing Inc. (VPEM). Virginia Power is a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina. CNG operates in all phases of the natural gas business, explores for and produces natural gas and oil and provides a variety of energy marketing services. DEI is involved in merchant generation, energy marketing and risk management activities and natural gas and oil exploration and production. VPEM provides fuel and risk management services to Virginia Power and other Dominion affiliates and engages in energy trading activities.

     Information filed with the SEC under the Exchange Act by Dominion Resources Inc. can be located by referencing its SEC file number: 001-08489.

Duke Energy Corporation

     Duke Energy Corporation (Duke Energy) is an energy company located in the Americas with a real estate subsidiary. Duke Energy operates in six business units: U.S. Franchised Electric and Gas, Natural Gas Transmission, Field Services, Commercial Power, International Energy and Duke Energy's 50% interest in the Crescent joint venture (Crescent). In May 2005, Duke Energy and Cinergy announced they entered into a definitive merger agreement. On May 4, 2006, it sold Duke Energy North America's (DENA) fleet of wholesale power generation assets outside the Midwest to a subsidiary of LS Power Equity Partners (LS Power). In August 2006, Vectren Corporation purchased Duke Energy's interest in Miller Pipeline Corporation. In April 2006, it merged with Cinergy. In October 2006, Fortis N.V. completed the acquisition of Cinergy Marketing & Trading, LP, a limited partnership, and Cinergy Canada, Inc, from Duke Energy. In January 2007, Spectra Energy Corp. completed its spin-off from Duke Energy.

     Information filed with the SEC under the Exchange Act by Duke Energy Corporation can be located by referencing its SEC file number: 333-147132.

NSTAR

     NSTAR is a holding company engaged in the energy delivery business. NSTAR derives its revenues primarily from the sale of energy, distribution and transmission services to customers and from its unregulated businesses. The Company's principal operating segments are the electric and natural gas utility operations and unregulated operations. NSTAR's retail gas distribution utility subsidiary is NSTAR Gas Company (NSTAR Gas). NSTAR's unregulated operations segment engages in businesses that include district energy operations, telecommunications and liquefied natural gas service. Effective January 1, 2007, NSTAR's retail electric utility subsidiaries, Commonwealth Electric Company (ComElectric) and Cambridge Electric Light Company (Cambridge Electric), and its wholesale electric subsidiary, Canal Electric Company (Canal), merged into Boston Edison Company (Boston Edison). Pursuant to the merger, Boston Edison was renamed NSTAR Electric Company (NSTAR Electric).

     Information filed with the SEC under the Exchange Act by NSTAR can be located by referencing its SEC file number: 001-14768.

SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as amended, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Denomination

     We will offer the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     At maturity, you will receive a cash payment equal to 97.25% x Principal Amount x (Basket Change + Basket Dividend Yield).

     The "Basket Change" is the equal-weighted return of the Underlying Stocks. It is equal to the average of the Percentage Changes of the Underlying Stocks, which is calculated by adding together the Percentage Change for each Underlying Stock and then dividing that aggregate amount by the number of Underlying Stocks in the basket.

     The "Percentage Change" for each Underlying Stock and will be calculated as follows:


                                   Final Price
                                (--------------)
                                  Initial Price


Where the Final Price is the closing price for the Underlying Stock on the Valuation Date and the Initial Price is the closing price for the Underlying Stock on the Pricing Date.



Basket Dividend Yield

     The Basket Dividend Yield is equal to the sum of the Dividend Yields for each of the Underlying Stocks, divided by the number of Underlying Stocks in the Basket.

Dividend Yield

     Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Pricing Date to and including the Valuation Date and expressed as a percentage of the initial stock price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the Valuation Date in respect of any Underlying Stock, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone a Valuation Date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Valuation Date

     The Valuation Date means, in respect of an Underlying Stock, the Valuation Date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Consequences of Market Disruption Events

     The calculation agent will determine the final stock price for each Underlying Stock on the Valuation Date. As described above, the Valuation Date may be postponed, and thus the determination of the final stock price may be postponed, if the calculation agent determines that, on the Valuation Date, a market disruption event has occurred or is continuing for one or more of the

Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final stock price be postponed by more than ten business days.

     If the determination of the final stock price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the final stock price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final stock price that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

          o a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

          o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

          o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

          o a decision to permanently discontinue trading in one or more of the Underlying Stocks.

Anti-Dilution Adjustments

     Initially, the initial stock price for each stock will be the closing price of that stock on the Pricing Date. However, the calculation agent will adjust the initial stock price for each stock if any of the dilution events described below occurs with respect to that stock.

     The calculation agent will adjust the initial stock price for each stock as described below, but only if an event below under this "--Anti-Dilution Adjustments" section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The initial stock price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

     If more than one anti-dilution event requiring adjustment occurs with respect to the initial stock price for a stock, the calculation agent will adjust that initial stock price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial stock price for the first event, the calculation agent will adjust the initial stock price for the second event, applying the required adjustment to the initial stock price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.

Stock Splits and Stock Dividends

     A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.

     If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the initial stock price by dividing the prior initial stock price--that is, the initial stock price before the stock split or stock dividend--by the number equal to:
(1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The initial stock price will not be adjusted, however, unless:

          o in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated; or

          o in the case of a stock dividend, the ex-dividend date occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated.

     The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

     A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.

     If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the initial stock price by multiplying the prior initial stock price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The initial stock price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock's individual stock return is calculated.

Extraordinary Dividends

     Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer's historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend. The calculation agent will also adjust the Dividend Amount of an Underlying Stock in connection with the payment of any extraordinary cash dividend on that stock.

     If any extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the initial stock price to equal the product of:
(1) the prior initial stock price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The initial stock price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the Valuation Date on which the stock's individual stock return is calculated.

     The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

          o for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

          o for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

     To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the initial stock price only as described under "--Stock Splits and Stock Dividends" above, "--Transferable Rights and Warrants" below or "--Reorganization Events" below, as the case may be, and not as described here.

Transferable Rights and Warrants

     If the issuer of an Underlying Stock issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable initial stock price will be adjusted by multiplying the prior initial stock price by the following fraction:

          o the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

          o the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.

     An initial stock price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.

Reorganization Events

     If a stock issuer undergoes a reorganization event in which property other than the stock--e.g., cash and securities of another issuer--is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

     If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

     Each of the following is a reorganization event with respect to a stock:

          o    the stock is reclassified or changed;

          o the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

          o a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

          o the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

          o the stock issuer effects a spin-off--that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

          o the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

          o another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

Valuation of Distribution Property

     If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in "--Substitution" below, then the calculation agent will determine the applicable closing price on each Valuation Date so as to equal the value of the property--whether it be cash, securities or other property--distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the Valuation Date on which the individual stock return is calculated.

     For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

     If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on a Valuation Date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

     For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on each Valuation Date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in "--Anti-Dilution Adjustments" or as described above in this "--Reorganization Events" section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

     When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on a valuation date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.

     If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

Substitution

     If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in "--Valuation of Distribution Property" will not apply.

     If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.

     The calculation agent will determine, in its sole discretion, the initial stock price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.

Payment of Additional Amounts

     We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

     However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an "Excluded Holder", in respect of a beneficial owner:

         (i) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

         (ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

         (iii) which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any Note means:

               (a)  the due date for payment thereof, or

               (b) if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with the Indenture; or

         (iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

     We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and
(y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

     For additional information, see the section entitled "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations".

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent

     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial stock prices, the final stock prices, the percentage change, the aggregate dividend amount and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stock prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of Underlying Stocks;

     o acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the Valuation Date. That step may involve sales or purchases of Underlying Stock or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS


     The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of your Note for U.S. federal income tax purposes is uncertain. The Note should be treated as a pre-paid cash-settled forward contract linked to the value of the Basket and the terms of your Note require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your Note for all tax purposes in accordance with such characterization. If your Note is so treated, you will likely recognize capital gain or loss upon the sale or maturity of your Note (which will be long-term capital gain or loss if you hold your Note for more than one year) in an amount equal to the difference between the amount you receive at such time and your tax basis in your Note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period with respect to a Note of more than one year. In general, your tax basis in your Note will be equal to the price you paid for it. The deductibility of capital losses is subject to limitations.

Alternative Treatments

     Alternatively, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, redemption or maturity of your Note would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss.

     If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     In addition, it is also possible that regulations could be issued in the future under section 1260 of the Internal Revenue Code that could apply to your Note. You should consult your tax advisor about the possible application of any such regulations to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     While the matter is not free from doubt, we are of the view that interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act') to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment. In the event interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder with which we deal at arm's length is subject to Canadian non-resident withholding tax, we will pay such Additional Amounts as described in the section entitled "Specific Terms of the Notes--Payment of Additional Amounts".

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2007, which is the fourth (4th) business day following the Trade Date (this settlement cycle being referred to as "T+4"). For more information about the plan of distribution, the distribution agreement and possible market-making activities see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                       US$


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                  Direct Investment Notes due December 9, 2008

             Linked to the Performance of RBC Dain Rauscher's Guided
                           Portfolio: Dividend Growth



                                 November , 2007